VOTING AGREEMENT

         VOTING AGREEMENT, dated as of November 26, 2003 (this "Agreement"), by and among Commtouch Software Ltd., a corporation organized under the laws of the State of Israel (the "Company"), and the shareholders of the Company listed on the signature pages hereto under the heading "Shareholders" (each, a "Shareholder", and collectively, the "Shareholders").

         WHEREAS, the Company and certain investors (each, an "Investor", and collectively, the "Investors") have entered into a Securities Purchase Agreement, dated as of the date hereof (the "Securities Purchase Agreement"), pursuant to which, among other things, the Company has agreed, upon the terms and subject to the conditions set forth in the Securities Purchase Agreement, to issue and sell to each Investor (i) senior secured convertible notes of the Company (together with any notes issued in replacement or exchange thereof in accordance with the terms thereof, the "Notes") which will be convertible into the Company's ordinary shares, NIS 0.05 nominal value per share (the "Ordinary Shares"), in accordance with the terms of the Notes, and (ii) warrants (the "Warrants") which will be exercisable to purchase Ordinary Shares;

         WHEREAS, as of the date hereof, the Shareholders own collectively [________] Ordinary Shares, which represent in the aggregate approximately [___]% of the total issued and outstanding share capital of the Company; and

         WHEREAS, as a condition to the willingness of the Investors to enter into the Securities Purchase Agreement and to consummate the transactions contemplated thereby (collectively, the "Transaction"), the Investors have required that the Shareholders agree, and in order to induce the Investors to enter into the Securities Purchase Agreement, the Shareholders have agreed, to enter into this Agreement with respect to all of the Ordinary Shares now owned and which may hereafter be acquired by the Shareholders (the "Shares") and any other securities, if any, which the Shareholders are entitled to vote at any meeting of shareholders of the Company (the "Other Securities").

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                    ARTICLE I

                            PROXY OF THE SHAREHOLDERS

         SECTION 1.01 Voting Agreement. Each Shareholder hereby agrees that at any meeting of the shareholders of the Company, however called, and in any action by consent of the Company, each of the Shareholders shall vote the Shares and the Other Securities owned by such Shareholder: (a) in favor of any matters relating to the Transaction, including, without limitation, in favor of the Resolutions and the other matters described in Section 4(n) of the Securities Purchase Agreement; and (b) against any proposal or any other corporate action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under Section 4(n) of the Securities Purchase Agreement or which could result in any of the conditions to the Company's obligations under Section 4(n) of the Securities Purchase Agreement not being fulfilled. Each Shareholder acknowledges receipt and review of a copy of the Securities Purchase Agreement, the Notes and the Warrants. The obligations of the Shareholders under this
Section 1.01 shall terminate immediately following the occurrence and tabulation of votes at the shareholder meeting of the Company contemplated by Section 4(n) of the Securities Purchase Agreement.


                                   ARTICLE II

               REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

         Each Shareholder hereby represents and warrants, severally but not jointly, to the Investors as follows:

         SECTION 2.01 Authority Relative to This Agreement. Such Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform his or its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

         SECTION 2.02 No Conflict. (a) The execution and delivery of this Agreement by such Shareholder do not, and the performance of this Agreement by such Shareholder shall not, (i) conflict with or violate any foreign, federal, state or local law, statute, ordinance, rule, regulation, order, judgment or decree applicable to such Shareholder or by which the Shares or the Other Securities owned by such Shareholder are bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares or the Other Securities owned by such Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or the Shares or Other Securities owned by such Shareholder are bound or affected.

         (b) The execution and delivery of this Agreement by such Shareholder do not, and the performance of this Agreement by such Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity.

         SECTION 2.03 Title to the Shares. As of the date hereof, such Shareholder is the beneficial owner of the number of Ordinary Shares set forth opposite such Shareholder's name on Appendix A attached hereto entitled to vote, without restriction, on all matters brought before holders of ordinary shares of the Company, which Shares represent on the date hereof the percentage of the total issued and outstanding share capital of the Company set forth on such Appendix. Such Shares are all of the securities of the Company owned, either of record or beneficially, by such Shareholder. Such Shares are owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on such Shareholder's voting rights, charges and other encumbrances of any nature whatsoever. No Shareholder has appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares or Other Securities owned by such Shareholder.

                                   ARTICLE III

                                    COVENANTS

         SECTION 3.01 No Disposition or Encumbrance of Shares. Each Shareholder hereby covenants and agrees that, except as contemplated by this Agreement, such Shareholder has not offered or agreed to, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on any Shareholder's voting rights, charge or other encumbrance of any nature whatsoever ("Encumbrance") with respect to the Shares or Other Securities owned by such Shareholder, directly or indirectly, and such Shareholder shall not initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, that such Shareholder may assign, sell or transfer any Shares or Other Securities provided that any such recipient of such Shares or Other Securities has delivered to the Company and each Investor a written agreement in a form reasonably satisfactory to the Investors that such recipient shall be bound by, and the Shares and/or Other Securities so transferred, assigned or sold shall remain subject to, this Agreement.

         SECTION 3.02 Company Cooperation. The Company hereby covenants and agrees that it will not (and each Shareholder irrevocably and unconditionally acknowledges and agrees that the Company will not (and waives any rights against the Company in relation thereto)) recognize any Encumbrance or agreement on any of the Shares or Other Securities subject to this Agreement unless the provisions of Section 3.01 have been complied with. The Company agrees to use its best efforts to ensure that at any time in which any shareholder approval is required pursuant to Section 4(n) of the Securities Purchase Agreement, it will cause holders of Shares or Other Securities representing the percentage of outstanding share capital of the Company required to vote in order for the Company to comply with its obligations under Section 4(n) of the Securities Purchase Agreement to become party to and bound by the terms and conditions of this Agreement, and the Shares and Other Securities held by such holders shall be subject to the terms and conditions of this Agreement.


                                   ARTICLE IV

                                  MISCELLANEOUS

         SECTION 4.01 Further Assurances. Each Shareholder will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

         SECTION 4.02 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that any Investor (without being joined by any other Investor) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Any Investor shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

         SECTION 4.03 Entire Agreement. This Agreement constitutes the entire agreement among the Shareholders and the Company with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Shareholders and the Company with respect to the subject matter hereof.

         SECTION 4.04 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto and consented to by the holders of a majority of the principal amount (or rights to acquire a majority of the principal amount) of the Notes.

         SECTION 4.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto and the Investors shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

         SECTION 4.06 Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Israel. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

         SECTION 4.07 Third-Party Beneficiaries. The Investors shall be intended third party beneficiaries of this Agreement to the same extent as if they were parties hereto, and shall be entitled to enforce the provisions hereof.

         IN WITNESS WHEREOF, each Shareholder and the Company has duly executed this Agreement.


                                            THE COMPANY:

                                            COMMTOUCH SOFTWARE LTD.

                                       By: /s/ Gideon Mantel
                                           ---------------------------------
                                           Name: Gideon Mantel
                                           Title: Chief Executive Officer
Dated: November 26, 2003

                                            SHAREHOLDERS:

Dated:  November 26, 2003                   /s/ Carolyn Chin
                                            ------------------------------------
                                            Carolyn Chin


Dated:  November 26, 2003                   /s/Nahum Sharfman
                                            ------------------------------------
                                            Nahum Sharfman


Dated:  November 26, 2003                   /s/Amir Lev
                                            ------------------------------------
                                            Amir Lev


Dated:  November 26, 2003                   /s/Gideon Mantel
                                            ------------------------------------
                                            Gideon Mantel

                                   APPENDIX A

  Shareholder                   Shares          Percentage of Shares Outstanding
  -----------                   ------          --------------------------------
 Carolyn Chin
Nahum Sharfman
   Amir Lev
 Gideon Mantel